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SEC FILE NUMBER
8-17864

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Valley Forge Asset Management, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Warner Road, Suite 200

(No. and Street)

King of Prussia	**PA**	**19406**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow **(610) 687-6800**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

800 Green Valley Rd. Suite 500	**Greensboro**	**NC**	**27408**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC / TM
2016 APR 13 PM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

auB

Oath or Affirmation

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of Valley Forge Asset Management, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Christine D. McEwan, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires June 28, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Michael F. Swallow
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management, LLC

(A wholly-owned subsidiary of BB&T Corporation)

Statement of Financial Condition

December 31, 2015

Valley Forge Asset Management, LLC
(A wholly-owned subsidiary of BB&T Corporation)
Index
December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Management of Valley Forge Asset Management, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Valley Forge Asset Management, LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2016

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336)665 2700, F: (336)665 2699, www.pwc.com/us

Valley Forge Asset Management, LLC
(A wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2015

		2015
Assets		
Cash	$	7,641,027
Restricted cash		100,000
Investment advisory fees receivable		2,629,780
Trading instruments, at fair value		9,360
Prepaid expenses and other assets		337,987
Other receivable		72,164
Furniture and equipment, at cost, less accumulated depreciation of $7,677		66,914
Goodwill		3,764,659
Customer intangible, net of accumulated amortization of $530,000		4,270,000
Total assets	$	18,891,891
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	2,299,534
Deferred tax liability, net		793,115
Income tax payable to Parent		359,237
Total liabilities		3,451,886
Commitments and contingencies (See Note 10)		
Member's equity		15,440,005
Total liabilities and member's equity	$	18,891,891

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corp. ("VFAM Corp.") was incorporated on October 10, 1973. In 2000, Susquehanna Bancshares, Inc. ("SBI"), a bank holding company headquartered in Lititz, Pennsylvania, acquired VFAM Corp. It merged with and into Valley Forge Asset Management, LLC ("the Company") effective January 1, 2014.

In December 2011, the Company acquired the rights to certain investment advisory agreements from Sterling Asset Management, LLC, an unaffiliated third party. The purchase price equals the amount by which total revenues related to the accounts over the initial five year period exceed an annual base amount.

From January 1, 2015 through July 31, 2015, the Company was a wholly owned subsidiary of SBI. On August 1, 2015, SBI was acquired by and merged into BB&T Corporation ("Parent"), a North Carolina financial holding company. As of August 1, 2015, the Company became a wholly owned subsidiary of the Parent.

The Parent's cost of acquiring the Company has been pushed-down to establish a new accounting basis for the Company. Accordingly, the Statement of Financial Condition represents the purchase price allocated on its relative fair value as follows:

Current assets	$ 9,024,766
Intangibles - customer list	4,800,000
Liabilities	(2,574,160)
Net identifiable assets acquired	11,250,606
Goodwill	3,764,659
Total purchase price	$ 15,015,265

The Company is a broker-dealer and Securities and Exchange Commission ("SEC") registered investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of the significant policies follow:

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ significantly from those estimates. The most significant estimates are related to customer intangible, goodwill, and income taxes.

Cash

Cash includes funds on deposit with financial institutions that are available for withdrawal. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit risk is minimal.

Restricted Cash

Restricted cash is cash that is restricted under the Company's agreements with its clearing broker-dealer.

Trading Instruments

The Company classifies publicly traded securities as trading securities. These securities are reflected in the Statement of Financial Condition at fair value with changes in fair value recognized in earnings of each period and are valued using quoted data for identical or comparable securities

Furniture and Equipment
Office and computer equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Depreciable lives of the assets of the Company at December 31, 2015 are as follows:

Computer equipment	Five years
Office equipment	Seven years

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable from both individual and institutional customers.

Goodwill and Customer Intangible
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value.

The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If carrying value exceeds fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities are less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value.

Customer intangibles include premiums paid for acquisitions of other identifiable intangible assets that generally relate to client relationships. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received. The analysis involves evaluating the actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable.

Income Taxes
The Company's operating results are included in the consolidated federal return of the Parent. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and the Parent. The allocation agreements specify that income tax expense will be computed for all subsidiaries on a separate company method with modification. The current and deferred tax balances have been presented on a separate return methodology as if the Company were a separate filer with modification. Pursuant to the tax allocation agreement $128,723 of unsettled tax benefits have been reflected as a return of capital from the Company to the Parent.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with Pershing LLC, an unaffiliated clearing broker dealer. The Company has not required collateral for its accounts receivable.

New Accounting Pronouncements
During September 2015, the FASB issued new guidance related to Business Combinations. The new guidance requires acquirers to recognize adjustments to provisional amounts (that are identified during the measurement period) in the reporting period in which the adjustment amounts are determined. The new guidance also requires such amounts to be disclosed in the financial statements. The Company early adopted this guidance effective December 31, 2015. The adoption of this guidance was not material to the financial statements.

3. Subordinated Borrowings

Effective May 19, 2015, the Company paid off the outstanding loan of $31,000,000 with Antietam Finance, LLC, an affiliate of SBI. The transaction was approved by FINRA on May 15, 2015. This transaction did not cause the Company's net capital to fall below the required amount as per the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1").

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2015, are presented below:

Deferred tax assets		
Accrued incentive compensation	$	341,134
Fixed asset depreciation		34,098
Other assets		2,145
Total deferred tax assets		377,377
Deferred tax liabilities		
Intangibles		(1,094,292)
Goodwill		(75,394)
Other liabilities		(806)
Total deferred tax liabilities		(1,170,492)
Net deferred tax asset (liability)	$	(793,115)

The Company is subject to U. S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2010 are open for examination.

5. Benefits Plans

The parent offers certain qualified and non-qualified defined contribution plans as well as providing health care, life insurance and other benefits.

6. Lease Commitments

The Company's headquarters and additional office space is leased from independent third parties. Future minimum lease payments under which the Company is obligated are as follows:

2016	$ 536,963
2017	492,238
2018	214,506
2019	3,185
2020 and thereafter	-
	$ 1,246,892

7. Related Party Transactions

The Company was a wholly-owned subsidiary of SBI through July 31, 2015 and became a wholly owned subsidiary of the Parent as of August 1, 2015. As such, the Statement of Financial Condition may not necessarily be indicative of the Company's financial position had it operated as an unaffiliated corporation.

See Note 3 for information on the subordinated borrowings with SBI.

The Company was owed amounts by affiliates related to intercompany services of $75,212 as of December 31, 2015 included in Investment advisory fees receivable on the Statement of Financial Condition. The Company also had a payable to Branch Banking and Trust Company, an affiliate of the Parent, of $278,869 as of December 31, 2015, included in Accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.

Additionally, the Company maintains accounts with Branch Banking and Trust Company. These deposits amounted to $881,631 at December 31, 2015.

8. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital equal to the greater of 6.667% of aggregate indebtedness or $250,000. At December 31, 2015, the Company had net capital of $4,341,967 which exceeded the minimum net capital requirement by $4,091,967. The Company's ratio of aggregate indebtedness to net capital was .61 to 1 at December 31, 2015.

9. Concentration Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument. The Company's principal customers are institutional funds, the largest of which accounted for approximately 7.8% and 3.3% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2015.

10. Commitments and Contingencies

In the normal course of its business, the company indemnifies and guarantees certain customers and service providers, such as clearing and custody agents, trustees and administrators; against specific potential losses in connection with their services. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will be required to make payments under these arrangements.

11. Fair Value of Financial Instruments

ASC Topic 820 establishes a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

<u>Level 1</u>
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a publicly traded stock with a fair value of $9,360 at December 31, 2015 that is measured as a Level 1 asset.

<u>Level 2</u>
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets at December 31, 2015.

<u>Level 3</u>
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets during the Predecessor or Successor periods.

12. Regulatory Matters

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

13. Subsequent Event

The Company evaluated subsequent events through March 3, 2016. The Parent merged the Company into an affiliated broker-dealer on March 1, 2016.